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ANNUAL AUDITED REPORT
FORM X-17A-5   FEB 27 2017
PART III   Washington DC
416

SEC FILE NUMBER
8-68440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 ___ AND ENDING 12/31/2016
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stone Key Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 West Putnam Avenue, Suite 110
_____
(No. and Street)

Greenwich   CT   06830
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Urfirer   (203) 930-3737
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becher, Della Torre, Gitto & Company, CPAs
_____
(Name – if individual, state last, first, middle name)

76 North Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Michael J. Urfirer _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Stone Key Securities LLC _____ , as
of December 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chairman & Chief Executive Officer
_____
Title

_____
Notary Public

MARY JANE P. HOOD
NOTARY PUBLIC
State of Connecticut
My Commission Expires
January 31, 2021

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARKSPUR CAPITAL CORPORATION
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-48055

YEAR ENDED DECEMBER 31, 2016

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stone Key Securities LLC

Report on Audit of Statement of Financial Condition
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2016

Stone Key Securities LLC

Contents
December 31, 2016



BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Stone Key Securities LLC:

We have audited the accompanying statement of financial condition of Stone Key Securities LLC (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 17, 2017

Stone Key Securities LLC

Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	135,349
Prepaid expenses		2,597
Total assets	$	137,946

Liabilities and Member's Equity

Liabilities - accounts payable and accrued expenses	$	9,945
Member's equity		128,001
Total liabilities and member's equity	$	137,946

See accompanying notes to financial statement.

Stone Key Securities LLC

Notes to Financial Statement
December 31, 2016

1. Organization and Business

Stone Key Securities LLC (the "Company"), a Delaware limited liability company, was formed on May 18, 2009. The Company is a wholly owned subsidiary of Stone Key Group LLC (the "Parent Company"). Since December 21, 2010, the Company has been registered as a broker dealer with the Securities and Exchange Commission ("SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is registered as a broker dealer in the states of Connecticut and New York and maintains its office in Greenwich, Connecticut.

2. Summary of Significant Accounting Policies

The financial statement of the Company has been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") has become the exclusive reference of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. The following is a summary of significant accounting policies used in preparing the financial statement:

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, to be cash equivalents.

Accounts Receivable and Other Receivables

Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of Stone Key Group LLC. The Company is not subject to income taxes in any jurisdiction. Each member of Stone Key Group LLC is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. No provision for federal or state income taxes has been made in the accompanying financial statement since such liabilities, if any, are the responsibility of the Company's sole member.

The authoritative guidance issued by FASB requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (as part of Stone Key Group LLC's returns) for three years from the date of filing. These returns generally remain open for examination for three years from the date filed with each taxing jurisdiction.

Stone Key Securities LLC

Notes to Financial Statement
December 31, 2016

3. **Concentration of Credit Risk**

The Company's cash and cash equivalent balances, maintained at a financial institution, may at times be in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

The Company is engaged in various advisory, valuation, and private placement activities in which the counterparties include banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $125,404, which was $25,404 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.08 to 1.

5. **Subsequent Events**

The Company's management has evaluated the period from January 1, 2017 to February 17, 2017, the date the financial statement was available to be issued, for subsequent events requiring recognition or disclosure in the financial statement. No material subsequent events were identified.



STONE KEY
SECURITIES

411 West Putnam Avenue
Greenwich, CT 06830
(203) 930-3700 MAIN
(203) 930-3799 FAX

February 24, 2017

BY FEDERAL EXPRESS
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

BY FEDERAL EXPRESS
Securities and Exchange Commission
Boston Regional Office
Paul Levenson, Regional Director
33 Arch Street, 23rd Floor
Boston, MA 02110-1424

Re: Annual Audit Report of Stone Key Securities LLC (File No. 8-68440)

Ladies and Gentlemen:

On behalf of Stone Key Securities LLC, and pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find (i) two copies (in the case of the filing at the principal office of the Securities and Exchange Commission (the "Commission") in Washington, D.C.) or (ii) one copy (in the case of the filing at the Boston Regional Office of the Commission), of each of the following documents:

(a) the "Report on Audit of Financial Statements and Supplementary Information Confidential Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934" of Stone Key Securities LLC for the year ended December 31, 2016 (the "Annual Audit Report"), including a completed "Annual Audit Report, Form X-17A-5, Part III, Facing Page" (the "Audit Report Facing Page") and a completed and notarized "Oath or Affirmation" on the Audit Report Facing Page; and

(b) the "Report on Audit of Statement of Financial Condition Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934" of Stone Key Securities LLC as of December 31, 2016 (the "Statement of Financial Condition").

We understand that, in accordance with Rule 17a-5(e)(3) under the Exchange Act, the Annual Audit Report shall be deemed confidential, except that the Annual Audit Report shall be available for official use by any official or employee of the United States or any State, by FINRA, and by any other person to whom the Commission authorizes disclosure of such

information as being in the public interest. We further understand that the Statement of Financial Condition will be made available to the public.

If you have any questions or require any further information, please contact the undersigned by phone at (203) 930-3733 or by e-mail at aweingarten@stonekey.com.

Very truly yours,

Allen L. Weingarten
General Counsel

Enclosures